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Filed by Sanchez Computer Associates, Inc. pursuant to
Rule 425 under the Securities Act of 1933, as amended, and deemed filed pursuant to Rules 14a-12 and 14d-9 under the Securities Exchange Act of 1934, as amended
Subject Company: Sanchez Computer Associates, Inc.
Commission File No. 0-21705

ON JANUARY 28, 2004, SANCHEZ COMPUTER ASSOCIATES, INC. DISTRIBUTED THE FOLLOWING CORRESPONDENCE TO ITS EMPLOYEES VIA ELECTRONIC MAIL:

All Employees,

        This morning we announced in a joint press release (enclosed) that we have entered a merger agreement between Sanchez and Fidelity National Financial (FNF), with the intention that FNF will acquire us. FNF is a fortune 500 company (# 326), headquartered in Jacksonville, FL. and is one of the world's largest providers of information-based technology solutions and processing services to the financial services industries. This merger will produce a very strong combined company with industry leading core banking, integration, wealth management and outsourcing solutions. Our on-line, real-time technologies and technical expertise will enable the migration of FNF's large existing FNF customer base and other top-tier global institutions from their current batch based infrastructure.

        We strongly believe that the merger of Sanchez and FNF creates a compelling proposition in the financial services market that neither company could achieve alone. It propels us from a small company with interesting technology but limited market share to an industry leading position with greatly enhanced visibility and resources. We also believe that this merger will serve in the best interests of our employees, our customers, and our shareholders.

        One of the key reasons FNF was interested in us was our strong technology and reputation as a quality development and processing company. These strengths will be leveraged going forward toward our goal of becoming the premier vendor in the Financial Services technology industry. Thanks to all of you !!

        Over the next few days, we will be conducting internal meetings at all Sanchez facilities to provide additional detail about FNF, current plans for the combined company, and the impact of the merger on Sanchez employees and customers.

Additional Information

        This announcement does not constitute an offer of any securities for sale. In connection with the proposed transaction, FNF and Sanchez will file a registration statement, proxy statement and prospectus with the Securities and Exchange Commission. INVESTORS AND SHAREHOLDERS ARE ADVISED TO READ THESE AND ALL RELATED DOCUMENTS WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Investors and stockholders may obtain a free copy of the registration statement, prospectus, proxy statement, and related documents when they become available from the Securities and Exchange Commission's web site at http://www.sec.gov. Free copies of these documents may also be obtained at Sanchez's website at www.sanchez.com and at FNF's website at www.fnf.com.

        In addition to the registration statement, prospectus, proxy statement, Sanchez and FNF file annual, quarterly and current reports, proxy statements and information with the SEC. You may read and copy any reports, statements or other information filed by Sanchez or FNF at the SEC public reference room at 450 Fifth Street, N.W., Washington, D.C. 20549 or at any of the commission's other public reference rooms in New York, N.Y. and Chicago, Ill. Please call the SEC at 800-SEC-0330 for further information on the public reference rooms. Sanchez and FNF filings with the SEC are also available to the public from commercial document-retrieval services and at the website maintained by the commission at www.sec.gov.

Cautionary Statement

        Certain statements in this announcement are "forward-looking statements," including statements regarding the timing and expected completion and benefits of the FNF acquisition of Sanchez. These statements are subject to a number of risks and uncertainties and actual results may differ materially from those contained in the forward-looking statements.

FIDELITY NATIONAL FINANCIAL	PRESS RELEASE
SANCHEZ™ INNOVATE

Fidelity National Financial, Inc. Announces the Acquisition of
Sanchez Computer Associates, Inc.

        Jacksonville, Fla. and Malvern, Pa.—(January 28, 2004)—Fidelity National Financial, Inc. (NYSE:FNF), a Fortune 500 provider of products and outsourced services and solutions to financial institutions and the real estate industry, and Sanchez Computer Associates ("Sanchez"—NASDAQ:SCAI) today announced the signing of a merger agreement pursuant to which FNF will acquire Sanchez.

        Sanchez is a leader in developing and marketing scalable and integrated software and services that provide banking, customer integration, outsourcing and wealth management solutions to approximately 400 financial institutions in 22 countries. The company's primary product offering is Sanchez Profile™, a real-time, multi-currency, strategic core banking deposit and loan processing system that can be utilized on both an outsourced and in-house basis.

        Additionally, Sanchez provides an enterprise integration solution and a comprehensive, multi-channel wealth management application that allows financial institutions to manage investor assets on-line by providing a collaborative, holistic client view of assets and holdings based on real-time information.

        Sanchez also provides comprehensive data center and business process outsourcing solutions to the direct market under the Sanchez e-PROFILE brand. A leading provider to Internet and direct banks, this solution offers customers the broadest range of technology and business solutions from the industry's "best-in-class" vendors, including Sanchez products.

        "The Sanchez acquisition underscores FNF's commitment to provide the marketplace with another alternative that moves financial institutions from legacy to future-state, real-time platforms," said FNF Chairman and Chief Executive Officer William P. Foley, II. "Sanchez's management team and technology assets will play key roles in our ongoing focus on modernizing core banking technologies while mitigating the risk our customers face with the underlying business transformation. Additionally, we are very excited about the new customer relationships with leading global banks that Sanchez will bring into the FNF family. We are committed to continuing to provide those customers the top quality products and services they have come to expect from Sanchez."

        "FNF is a well respected provider of information solutions to the financial services industry," said Sanchez Chief Executive Officer Frank Sanchez. "We are very excited to have the opportunity to work with their customers and the broader marketplace in addressing the key requirements they face in today's ever changing business environment. We believe that the combination of business knowledge, technical skills, operational experience, financial strength and top-tier customer base is unparalleled by any technology provider in the industry and will produce a compelling value proposition for banks and other financial services institutions that plan to transform to an online real-time infrastructure."

        Under the terms of the merger agreement, Sanchez will become a subsidiary of Fidelity Information Services, Inc., which is a subsidiary of FNF. Total consideration for each share of Sanchez common stock will be $6.50, composed of $3.25 in cash and $3.25 in FNF stock. The FNF stock consideration will be calculated using a trailing twenty-day average calculated two days prior to closing. Sanchez shareholders will have the option to elect any combination of cash and stock, subject to proration such that the overall limitation for the consideration in the transaction will be fifty percent cash compensation and fifty percent compensation in the form of FNF stock. FNF has entered into voting agreements to support the transaction with Sanchez shareholders holding in excess of 40% of the common vote. The transaction has been approved by the FNF Board of Directors and no separate FNF shareholder approval is required. Closing of the transaction is expected in the second quarter of 2004, subject to approval by Sanchez shareholders and customary regulatory and other conditions.

        Fidelity National Financial, Inc., number 326 on the Fortune 500, is a provider of products and outsourced services and solutions to financial institutions and the real estate industry. The Company had total revenue of more than $7.7 billion and earned more than $860 million in 2003, with cash flow from operations of nearly $1.3 billion for that same period. FNF is one of the world's largest providers of information-based technology solutions and processing services to financial institutions and the mortgage and financial services industries through its subsidiary Fidelity Information Services, Inc. Fidelity Information Services processes nearly 50 percent of all U. S. residential mortgages, with balances exceeding $2.5 trillion, has processing and technology relationships with 46 of the top 50 U. S. banks and has clients in more than 50 countries who rely on its processing and outsourcing products and services. Additionally, FNF is the nation's largest title insurance company and also provides other real estate-related services such as escrow, flood and tax certifications with life of loan monitoring, merged credit reporting, property valuations and appraisals, default management, relocation services, flood, homeowners and home warranty insurance, exchange intermediary services, mortgage loan aggregation and fulfillment, multiple listing services software, mortgage loan origination software, collateral scoring analytics and real property data. More information about the FNF family of companies can be found at www.fnf.com and www.fidelityinfoservices.com.

        This press release contains statements related to future events and expectations and, as such, constitutes forward-looking statements. These forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause FNF's or Sanchez's actual results, performance or achievements to be different from those expressed or implied above. FNF and Sanchez expressly disclaim any duty to update or revise forward-looking statements. The risks and uncertainties which forward-looking statements are subject to include, but are not limited to, the effect of governmental regulations, the economy, competition and other risks detailed from time to time in the "Management's Discussion and Analysis" section of each of FNF's and Sanchez's Form 10-K and other reports and filings with the Securities and Exchange Commission.

        This press release does not constitute an offer of any securities for sale. In connection with the proposed transaction, FNF and Sanchez will file a registration statement, proxy statement and prospectus with the Securities and Exchange Commission. INVESTORS AND SHAREHOLDERS ARE ADVISED TO READ THESE AND ALL RELATED DOCUMENTS WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Investors and stockholders may obtain a free copy of the registration statement, prospectus, proxy statement, and related documents when they become available from the Securities and Exchange Commission's web site at http://www.sec.gov. Free copies of these documents may also be obtained from Sanchez by directing a request to Sanchez Computer Associates, Inc., 40 Valley Stream Parkway, Malvern, Pennsylvania, 19355, Attention: Joseph Waterman, President and Chief Operating Officer, or from FNF by directing a request to Fidelity National Financial, Inc., 601 Riverside Drive, Jacksonville, FL 32204, Attention: Corporate Secretary.

SOURCES: Fidelity National Financial, Inc. and Sanchez Computer Associates, Inc.

CONTACTS: For FNF: Daniel Kennedy Murphy, Senior Vice President, Finance and Investor Relations, 904-854-8120, dkmurphy@fnf.com; For Sanchez, Joseph Waterman, President and COO, 610-578-4112, joe.waterman@sanchez.com.

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Fidelity National Financial, Inc. Announces the Acquisition of Sanchez Computer Associates, Inc.